# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Designer Brands Inc., CIK 0001319947
CUSIP: 250565108
Title of class of securities: Class A Common Shares, without par value
Address of issuer's principal executive offices: 810 DSW DRIVE, COLUMBUS, Ohio (OH), 43219
Date of event which requires filing of this statement: 09/15/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001589943
Persons authorized to receive notices and communications: MARK COHEN, STONE HOUSE CAPITAL MANAGEMENT, LLC, 1019 Kane Concourse, Suite 202, Bay Harbor Islands, Florida (FL), 33154, 212-543-1500; STEVE WOLOSKY & IAN ENGORON, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Stone House Capital Management, LLC (CIK 0001589943): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (16.1% of the class)
  Comment: Based upon 43,390,683 Shares outstanding as of September 3, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2026.
- SH Capital Partners, L.P. (CIK 0001497279): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (16.1% of the class)
  Comment: Based upon 43,390,683 Shares outstanding as of September 3, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2026.
- Cohen Mark A. (CIK 0001591240): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (16.1% of the class)
  Comment: Based upon 43,390,683 Shares outstanding as of September 3, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, without par value
Name of issuer: Designer Brands Inc.
Address of issuer's principal executive offices: 810 DSW DRIVE, COLUMBUS, Ohio (OH), 43219
Comment: This Amendment No. 1 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the shares of Class A Common Shares, without par value (the "Shares") of Designer Brands Inc., an Ohio corporation (the "Issuer"), initially filed with the U.S. Securities and Exchange Commission on June 11, 2026 (the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Reporting Persons are pleased that management provided additional disclosure regarding Topo Athletic ("Topo") during the recent earnings call on September 10, 2026, including that Topo is on track to generate more than $100 million of revenue in 2027.

Attached hereto as Exhibit 99.1 is a presentation (the "Presentation"), which is incorporated herein by reference, summarizing the Reporting Persons' views regarding Topo and its potential to create significant long-term value. As set forth in the Presentation, given Topo's substantial runway for growth and increasing awareness and adoption within the running community, the Reporting Persons believe Topo has the potential to become the Issuer's largest driver of value creation over time.

The Reporting Persons continue to believe that the Shares are significantly undervalued and look forward to maintaining an open and constructive dialogue with management and the Board regarding opportunities to maximize value for all of the Issuer's stockholders.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - The Presentation, dated September 15, 2026.

## Signatures
- Stone House Capital Management, LLC: /s/ Mark Cohen, Managing Member (09/15/2026)
- SH Capital Partners, L.P.: /s/ Mark Cohen, Managing Member of the General Partner (09/15/2026)
- Cohen Mark A.: /s/ Mark Cohen, Mark Cohen (09/15/2026)